Exhibit 99.1

ASUR Announces Total Passenger Traffic for November 2022

Compared to November 2019, passenger traffic increased by 38.8% in Colombia, 24.1% in Mexico and 11.2% in Puerto Rico

MEXICO CITY, Dec. 5, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for November 2022 reached a total of 5.8 million passengers, 25.2% above the levels reported in November 2019.

Compared to November 2019, passenger traffic increased by 38.8% in Colombia, 24.1% in Mexico and Puerto Rico by 11.2%. Passenger traffic growth in Colombia and Mexico was mainly driven by international traffic and in Puerto Rico by domestic traffic.

This announcement reflects comparisons between the periods November 1 through November 30, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		November		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,785,277	2,929,728	3,457,464	18.0	24.1	31,047,972	25,866,853	35,660,489	37.9	14.9
Domestic Traffic	1,411,282	1,443,172	1,726,132	19.6	22.3	15,196,225	13,517,014	16,840,076	24.6	10.8
International Traffic	1,373,995	1,486,556	1,731,332	16.5	26.0	15,851,747	12,349,839	18,820,413	52.4	18.7
San Juan, Puerto Rico	779,725	833,268	866,718	4.0	11.2	8,510,537	8,762,283	9,313,546	6.3	9.4
Domestic Traffic	700,055	772,164	788,702	2.1	12.7	7,610,322	8,283,897	8,496,512	2.6	11.6
International Traffic	79,670	61,104	78,016	27.7	(2.1)	900,215	478,386	817,034	70.8	(9.2)
Colombia	1,036,353	1,169,245	1,438,553	23.0	38.8	10,880,944	9,227,477	14,946,330	62.0	37.4
Domestic Traffic	890,063	997,056	1,181,889	18.5	32.8	9,234,603	7,878,717	12,448,210	58.0	34.8
International Traffic	146,290	172,189	256,664	49.1	75.4	1,646,341	1,348,760	2,498,120	85.2	51.7
Total Traffic	4,601,355	4,932,241	5,762,735	16.8	25.2	50,439,453	43,856,613	59,920,365	36.6	18.8
Domestic Traffic	3,001,400	3,212,392	3,696,723	15.1	23.2	32,041,150	29,679,628	37,784,798	27.3	17.9
International Traffic	1,599,955	1,719,849	2,066,012	20.1	29.1	18,398,303	14,176,985	22,135,567	56.1	20.3

Mexico Passenger Traffic
			November		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,411,282	1,443,172	1,726,132	19.6	22.3	15,196,225	13,517,014	16,840,076	24.6	10.8
CUN	Cancun	747,872	829,239	968,149	16.8	29.5	8,210,113	8,210,706	9,655,376	17.6	17.6
CZM	Cozumel	13,014	16,888	14,289	(15.4)	9.8	171,901	155,750	162,949	4.6	(5.2)
HUX	Huatulco	54,347	72,987	73,036	0.1	34.4	687,270	577,008	800,265	38.7	16.4
MID	Merida	228,865	204,157	284,758	39.5	24.4	2,333,286	1,659,990	2,509,760	51.2	7.6
MTT	Minatitlan	10,794	7,703	8,891	15.4	(17.6)	128,282	83,720	91,641	9.5	(28.6)
OAX	Oaxaca	106,675	81,234	113,412	39.6	6.3	943,203	701,196	990,361	41.2	5.0
TAP	Tapachula	33,995	39,828	45,173	13.4	32.9	333,974	365,430	440,795	20.6	32.0
VER	Veracruz	117,949	99,717	111,555	11.9	(5.4)	1,278,965	916,808	1,122,212	22.4	(12.3)
VSA	Villahermosa	97,771	91,419	106,869	16.9	9.3	1,109,231	846,406	1,066,717	26.0	(3.8)
International Traffic		1,373,995	1,486,556	1,731,332	16.5	26.0	15,851,747	12,349,839	18,820,413	52.4	18.7
CUN	Cancun	1,293,394	1,399,489	1,626,692	16.2	25.8	14,976,125	11,603,123	17,752,996	53.0	18.5
CZM	Cozumel	22,817	33,960	39,473	16.2	73.0	324,159	315,292	440,122	39.6	35.8
HUX	Huatulco	13,839	6,458	10,619	64.4	(23.3)	123,441	26,879	77,153	187.0	(37.5)
MID	Merida	20,688	17,439	25,614	46.9	23.8	192,481	170,518	242,265	42.1	25.9
MTT	Minatitlan	502	411	502	22.1	-	6,930	5,334	10,603	98.8	53.0
OAX	Oaxaca	15,131	16,782	18,738	11.7	23.8	134,417	111,022	175,859	58.4	30.8
TAP	Tapachula	875	1,197	984	(17.8)	12.5	11,807	13,856	12,528	(9.6)	6.1
VER	Veracruz	4,978	6,572	6,731	2.4	35.2	62,705	72,363	84,395	16.6	34.6
VSA	Villahermosa	1,771	4,248	1,979	(53.4)	11.7	19,682	31,452	24,492	(22.1)	24.4
Traffic Total Mexico		2,785,277	2,929,728	3,457,464	18.0	24.1	31,047,972	25,866,853	35,660,489	37.9	14.9
CUN	Cancun	2,041,266	2,228,728	2,594,841	16.4	27.1	23,186,238	19,813,829	27,408,372	38.3	18.2
CZM	Cozumel	35,831	50,848	53,762	5.7	50.0	496,060	471,042	603,071	28.0	21.6
HUX	Huatulco	68,186	79,445	83,655	5.3	22.7	810,711	603,887	877,418	45.3	8.2
MID	Merida	249,553	221,596	310,372	40.1	24.4	2,525,767	1,830,508	2,752,025	50.3	9.0
MTT	Minatitlan	11,296	8,114	9,393	15.8	(16.8)	135,212	89,054	102,244	14.8	(24.4)
OAX	Oaxaca	121,806	98,016	132,150	34.8	8.5	1,077,620	812,218	1,166,220	43.6	8.2
TAP	Tapachula	34,870	41,025	46,157	12.5	32.4	345,781	379,286	453,323	19.5	31.1
VER	Veracruz	122,927	106,289	118,286	11.3	(3.8)	1,341,670	989,171	1,206,607	22.0	(10.1)
VSA	Villahermosa	99,542	95,667	108,848	13.8	9.3	1,128,913	877,858	1,091,209	24.3	(3.3)

Us Passenger Traffic, San Juan Airport (LMM)
		November		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	779,725	833,268	866,718	4.0	11.2	8,510,537	8,762,283	9,313,546	6.3	9.4
Domestic Traffic	700,055	772,164	788,702	2.1	12.7	7,610,322	8,283,897	8,496,512	2.6	11.6
International Traffic	79,670	61,104	78,016	27.7	(2.1)	900,215	478,386	817,034	70.8	(9.2)

Colombia Passenger Traffic Airplan
			November		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		890,063	997,056	1,181,889	18.5	32.8	9,234,603	7,878,717	12,448,210	58.0	34.8
MDE	Rionegro	644,583	723,200	894,868	23.7	38.8	6,691,814	5,518,045	9,235,208	67.4	38.0
EOH	Medellin	92,789	98,619	103,606	5.1	11.7	991,247	896,079	1,148,281	28.1	15.8
MTR	Monteria	94,506	118,276	129,087	9.1	36.6	918,948	960,661	1,428,480	48.7	55.4
APO	Carepa	20,589	22,598	20,521	(9.2)	(0.3)	205,410	198,475	242,723	22.3	18.2
UIB	Quibdo	32,701	29,582	32,553	10.0	(0.5)	345,805	269,362	340,620	26.5	(1.5)
CZU	Corozal	4,895	4,781	1,254	(73.8)	(74.4)	81,379	36,095	52,898	46.6	(35.0)
International Traffic		146,290	172,189	256,664	49.1	75.4	1,646,341	1,348,760	2,498,120	85.2	51.7
MDE	Rionegro	146,290	172,189	256,664	49.1	75.4	1,646,341	1,348,760	2,498,120	85.2	51.7
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,036,353	1,169,245	1,438,553	23.0	38.8	10,880,944	9,227,477	14,946,330	62.0	37.4
MDE	Rionegro	790,873	895,389	1,151,532	28.6	45.6	8,338,155	6,866,805	11,733,328	70.9	40.7
EOH	Medellin	92789	98,619	103,606	5.1	11.7	991,247	896,079	1,148,281	28.1	15.8
MTR	Monteria	94,506	118,276	129,087	9.1	36.6	918,948	960,661	1,428,480	48.7	55.4
APO	Carepa	20,589	22,598	20,521	(9.2)	(0.3)	205,410	198,475	242,723	22.3	18.2
UIB	Quibdo	32,701	29,582	32,553	10.0	(0.5)	345,805	269,362	340,620	26.5	(1.5)
CZU	Corozal	4,895	4,781	1,254	(73.8)	(74.4)	81,379	36,095	52,898	46.6	(35.0)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com